CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Expands to Vietnam

September 28th, 2009 CIBT Education Group Inc. (the “Company”) (NYSE Amex & TSXV symbol: MBA) is pleased to report that its subsidiary, Sprott-Shaw Degree College Corp (“SSDC”), has signed a memorandum of understanding (“MOU”) with a Canadian investment holdings company (“the Licensee”) to license the brands CIBT School of Business and Sprott-Shaw Community College in Vietnam.  Through this Licensee, SSDC signed a Memorandum of Understanding with Thang Long University in Hanoi, Vietnam.

The agreement with Thang Long University outlines the development of programs aimed at preparing Vietnamese nursing graduates with the skills required to be proficient in English, as well as the training required to meet or exceed international nursing standards and the ability to work abroad.

The MOU outlines the general business terms, milestones, and terms and conditions for the Licensee to establish several business, vocational and language training schools in Vietnam using the brands CIBT and Sprott-Shaw.  The MOU also allows for the Licensee to offer selected programs at campuses in Vietnam, promote and recruit students from Vietnam to Canada, and establish credit transfer programs among Vietnam and other CIBT and Sprott-Shaw partner campuses in a number of countries.  The MOU will form the basis of a formal licensing agreement to be completed by all parties.

"We are very pleased with the latest developments in pursuit of our global expansion strategy, which will increase our economies of scale, expand our network, and extend our outreach to emerging economies.  Our global distribution network enables us to export western education content to our overseas campuses, while attracting international students to study at our domestic campuses to gain valuable learning experience abroad", commented Toby Chu, Vice Chairman, President and CEO of CIBT Group.  "We plan to continue to capitalize on attractive global opportunities, and we understand that working with local partners allows us to minimize our risk, while maximizing our returns."

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President and CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

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